

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2019

Caitlin Woodward
Associate General Counsel
Seaspan Corporation
Unit 2, 2nd Floor
Bupa Centre
141 Connaught Road West
Hong Kong
China

> **Re: Seaspan Corporation**
> **Form F-3 Filed March 27, 2019**
> **File No. 333-230524**

Dear Ms. Woodward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Jessica Chen